Exhibit 99.1

Points.com Launches New Redemption Platform for Leading Product, Subscription and Service Offers

New Low Balance Offers Make Redeeming for Awards Easier with Fewer Points

TORONTO (October 3, 2011) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com is unveiling new low-balance redemption offers, giving loyalty users the ability to redeem fewer points and miles for unique online services and subscriptions.

A recent survey of Points.com users showed that many do not have the minimum balance required to redeem rewards in most programs. This new product creates additional “lower-cost” opportunities for loyalty program members to redeem points/miles for services like backup and security, gaming subscriptions as well as business tools.

“We have created a unique feature where members of multiple loyalty programs can now use a lower number of miles or points to get high value offers. Now, users can redeem from 225 to 1,000 miles for online services, products and subscriptions like eHarmony, ancestry.com, and Norton by Symantec, and we will be adding additional high-value options over the coming months,” said Christopher Barnard, President of Points International. “Low balance offers on Points.com give loyalty members increased flexibility in using their hard-earned currency. Furthermore, it has been proven that getting a member through a redemption cycle dramatically increases program engagement, so we are especially excited to offer this new feature as a way to further engage our users in their favourite loyalty programs.”

Initial partner programs at the launch include Alaska Airlines Mileage Plan, Delta SkyMiles®, Frontier Airlines EarlyReturns®, Hawaiian Airlines® HawaiianMiles®, and US Airways Dividend Miles® - with more expected to be added over time.

About Points International Ltd.

Points International Ltd. (NASDAQ: PCOM; TSX: PTS), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

For more information contact: Investor relations:
Andrew Greenebaum/ Kimberly Esterkin
Addo Communications
T. 310-829-5400;
E. andrewg@addocommunications.com; kimberlye@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com